

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2010

James A. Bianco
Chief Executive Officer
Cell Therapeutics, Inc.
501 Elliott Avenue West, Suite 400
Seattle, WA 98119

>   **Re: Cell Therapeutics, Inc.
>   Form 10-K for the year ended December 31, 2009
>   File No. 1-12465**

Dear Mr. Bianco:

      We have completed our review of your Form 10-K and have no further comments at this time.

                                    Sincerely,

                                    Gus Rodriguez
                                    Accounting Branch Chief